# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AN2 THERAPEUTICS, INC., CIK 0001880438
CUSIP: 037326105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1800 El Camino Real, Suite D, Menlo Park, California (CA), 94027
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-23-019766
Filed by CIK 0001965619

## Reporting persons
- Brii Biosciences Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 927,201; shared voting power 0; sole dispositive power 927,201; shared dispositive power 0; aggregate amount beneficially owned 927,201 (3.1% of the class)
  Comment: Note to Row 11: Calculated based on the 29,878,890 shares of common stock, $0.00001 par value per share, of AN2 Therapetics, Inc. (the "Issuer") outstanding as of November 6, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024.

## Item 1. Issuer
Name of issuer: AN2 THERAPEUTICS, INC.
Address of issuer's principal executive offices: 1800 El Camino Real, Suite D, Menlo Park, Ca, 94027

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Brii Biosciences Limited (the "Reporting Person").
Address of principal business office or, if none, residence:
One City Center
110 Corcoran Street
Durham, NC 27701
United States
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 927,201
Percent of class: 3.1
Sole power to vote or to direct the vote: 927,201
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 927,201
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brii Biosciences Limited: /s/ Ankang Li, Ankang Li, Executive Director, Chief Strategy and Financial Officer (02/14/2025)